Subziwalla LLC

Annual Report
(Exhibit A to Form C-AR)
Apr 29, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Subziwalla LLC is a Georgia Limited Liability Company, formed on April 10, 2017

The Company is located at 4758 Hammermill Rd, Suite 304, Tucker, GA-30084.

The Company's website is https://www.subziwalla.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company has not filed a Form D for its prior offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has approximately $13,415 in cash on hand as of January 31, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success is dependent on consumer adoption of the Indian grocery delivery, a new and relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for Indian grocery delivery is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of Indian grocery delivery that the Company has experienced in the past will continue in the future.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Sajal Rohatgi and Manav Thakar. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

BUSINESS

Description of the Business

Subziwalla is an e-commerce website selling ethnic Indian grocery. Our customers browse our site as they would their brick and mortar grocery store, through the same product categories they are used to. They add products to their cart or reorder from previous orders, choose their preferred day of delivery and checkout in (on average) under 30 minutes.

Business Plan

With the raise our aim is to saturate Metro-Atlanta and its neighboring cities in the next 12 months using our current DC. Once we are operationally profitable, we will expand into other areas as pointed out in the pitch deck by opening targeted DCs and working with our current supplier and FedEx. Our goal is to eventually white-label a Subziwalla product line, which will help increase product margin and add to bottom line.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Indian Grocery Store	E-commerce website for ordering ethnic grocery products	Customers looking for ethnic Indian groceries for delivery

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are individuals looking to have ethnic Indian groceries delivered to them

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sajal Rohatgi	Co-Founder (April 2017 - Present)	Sr. Equity Trader, First New York Securities (July 2014 - April 2017)
Manav Thaker	Co-Founder (April 2017 - Present)	Founder & Principal, CODENAME: (Feb 2016 - April 2017)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 13 employees in Georgia and 5 consultants in India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	900,000	yes	n/a	82.76%	
Class A Preferred Units	187,267	yes	Such securities are in the same class as securities being issued pursuant to this Offering	17.24%	

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Sajal Rohatgi and Manav Thaker

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sajal Rohatgi	Common Units	34.12%
Manav Thaker	Common Units	34.12%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Subziwalla, LLC. ("the Company") is a corporation organized under the laws of Georgia. The Company is an e-commerce retailer who specializes in imported foods.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $13,415 in cash on hand as of Dec, 31 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does raised debt in 2020 in amount of $420,809.24 as additional outside sources of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Class A Preferred Unit	Apr 19, 2019	Regulation CF and Regulation D 506(c)	Preferred Units	$176,260.96	Working Capital

Classes of securities of the Company

Common Units

Dividend Rights
No

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Class A Preferred Units

Rights and Preferences
None

Dilution
Even once the Class A Preferred Units convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were

transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Class A Preferred Units.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

Income Statement

Subziwalla LLC
For the year ended December 31, 2020

	2020	2020 % OF INCOME
Income		
Other Revenue	429	0%
Sales	660,439	100%
Total Income	**660,868**	**100%**
Cost of Goods Sold		
Cost of Goods Sold	518,726	78%
Cherians	21,425	3%
Total Cost of Goods Sold	**540,151**	**82%**
Gross Profit	**120,717**	**18%**
Operating Expenses		
Bank Service Charges	2,109	0%
Business Software License	9,929	2%
FedEx	25,708	4%
Postage & Delivery	56,597	9%
Warehouse Expense	45,366	7%
Other Operating Expense	6,254	1%
Travel Expense	157	0%
Warehouse Misc.	25,858	4%
Depreciation Expense-Website	16,175	2%
Total Operating Expenses	**188,152**	**28%**
Operating Income	**(67,435)**	**-10%**
Marketing and Advertising		
Advertising	7,563	1%
Marketing	57,857	9%
Total Marketing and Advertising	**65,420**	**10%**
Consulting		
Consulting & Accounting	2,000	0%
Wages and Salaries	248,823	38%
Total Consulting	**250,823**	**38%**
Other Income / (Expense)		
Legal Expenses	(5,200)	-1%
General Expenses	(1,314)	0%
Total Other Income / (Expense)	**(6,515)**	**-1%**

	2020	2020 % OF INCOME
Net Income	(390,194)	-59%

Balance Sheet

Subziwalla LLC
As at 31 December 2020


31 Dec 2020


Assets

Cash and Cash Equivalents	
Business Checking Advtg	255
Total Cash and Cash Equivalents	**255**
Current Assets	
Accounts Receivable	2,850
Rent Deposit	3,452
Reusable Packaging	15,000
Warehouse Inventory	13,000
Total Current Assets	**34,302**
Property, Plant and Equipment	
acculated depreciation-refrigration equipment	(631)
Accumulated Depreciation-Website Development	(24,064)
refrigration equipment	3,932
Web Development	122,303
Total Property, Plant and Equipment	**101,541**
Total Assets	**136,098**

Liabilities and Equity

Liabilities	
Current Liabilities	
Unpaid Expense Claims	15,744
Total Current Liabilities	**15,744**
Non-Current Liabilities	
Bridge Loan - Mr. and Mrs. Thaker	5,000
Bridge Loan Gaurav Pant	5,000
Bridge Loan Giri Agarwal	5,000
Bridge Loan Kalpna Vemuri	50,000
Bridge Loan -Mrs Khaing Mae Latt	40,000
Bridge Loan-Sadhna Nandwana	75,000
loan Clearbanc Line Of Credit	30,711
Loan Manav Thaker	10,900
Loan Sajal Rohatgi	33,051
PPP Loan	61,147
Seed Investment-Kumaril	30,000
Seed Investor-Ashish	25,000
Seed Investor-Gayatri Investor	25,000

Balance Sheet

	31 Dec 2020
Seed Investor-Sean Rose	25,000
Total Non-Current Liabilities	**420,809**
Total Liabilities	**436,553**
Equity	
capital contribution- new direction IRA	90,261
Current Year Earnings	(390,194)
Retained Earnings	(336,522)
Seed Investment - Dr. Jagdish Sheth	10,000
Seed Investment - Dr. Mayur Nayee	25,000
Seed Investment - Gaurav Pant	12,500
Seed Investment - Giri Agarwal	12,500
Seed Investment - Kestanbaum Associates LLC	20,000
Seed Investment - Kunal Parekh	30,000
Seed Investment - Mr. and Mrs. Thaker	10,000
Seed Investment - Mrs Khaing Mae Latt	61,000
Seed Investment - Rajnish Jaiswal	55,000
Seed Investment - Sadhna Mandwana	75,000
Seed Investment - The KBV Group LLC	25,000
Total Equity	**(300,455)**
Total Liabilities and Equity	**136,098**